Free Writing Prospectus dated May 19, 2006
Filed Pursuant to Rule 433
File Nos. 333-129944 and 333-108848
Relating to Preliminary Prospectus Supplement dated May 15, 2006
An article published in Red Herring’s daily online publication on May 15, 2006 reports statements made to a Red Herring reporter by an employee of Sirna Therapeutics, Inc. (“Sirna”) after Sirna launched its underwritten public offering of common stock. The full text of the article is reproduced below.
Red Herring article dated May 15, 2006 entitled “Sirna Sinks on Offering News”
Sirna Sinks on Offering News
Investors send the RNAi company’s stock down on news of follow-on offering.
May 15, 2006
Sirna Therapeutics announced plans Monday for a secondary stock offering, sending shares of the biotech company down more than 8 percent.
Sirna plans to sell a total of 8 million shares. An additional 2 million shares are being sold by venture capital firms Oxford Bioscience Partners, The Sprout Group, and Venrock Associates.
“It’s very important for us to have a significant balance sheet to be able to pursue our programs,” said Rebecca Galler Robison, Sirna’s senior director of corporate strategy. “This is a very big year for us... so this money is going to be very instrumental.”
Shares of Sirna slipped $0.58 to $6.18 in recent trading as investors worried how the additional shares would dilute profit per share.
Based in San Francisco, Sirna focuses on a technology called RNA interference. This involves readying a very efficient enzyme nicknamed “splicer” to seek out and destroy specific messenger RNA molecules, stopping them from instructing the cell to make certain proteins.
The result is that specific genes are silenced (see Top 10 Trends: Silencing the genes).
Ms. Galler Robison said the proposed public offering will enable Sirna to start an early-stage clinical trial for an experimental treatment for hepatitis C and to select a clinical candidate from its hair loss drug development program by the end of the year. The company hopes to find out late this year whether it will be permitted to proceed with the hepatitis C trial.
AMD Drug
Allergan, based in Irvine, California, is developing Sirna’s lead drug candidate for the treatment of age-related macular degeneration (AMD), a common cause of blindness among the elderly.
AMD has been considered the low-hanging fruit of the RNAi space, because potential RNAi treatments could be delivered straight to the eye, with an injection. Developing RNAi therapeutics to travel around the body in the blood to their anticipated site of action has proven more difficult (see Q&A: Sirna’s Howard Robin).
Allergan’s program is due to enter mid-stage clinical trials soon. The company could not immediately confirm when the trial is due to start.

Balancing statements
The statements attributed in the article to Ms. Galler Robison should be considered in light of the more complete information provided in Sirna’s preliminary prospectus supplement dated May 15, 2006 and filed with the SEC, as well as the information incorporated by reference in the prospectus supplement and the accompanying prospectuses. Investors should note the statements attributed in the article to Ms. Galler Robison relating to Sirna’s need to raise capital and the projected timeline for development of a clinical candidate for treating hepatitis C (Sirna-034), for selecting a clinical candidate for its hair loss drug development program (which should have referred to a program for developing a product to permanently remove hair) and for development of its other product candidates are forward-looking statements and are subject to the forward-looking statements safe harbor included in Sirna’s preliminary prospectus, the accompanying prospectuses and Sirna’s other SEC filings.
In particular, the statements that “It’s very important for us to have a significant balance sheet to be able to pursue our programs” and “This is a very big year for us ... so this money is going to be very instrumental” are forward-looking statements that relate to Sirna’s need for capital. The statement that the proposed public offering will enable Sirna to start an early-stage clinical trial for an experimental treatment for hepatitis C and to select a clinical candidate for its hair removal program by the end of the year and the statement that Sirna hopes to find out late this year whether it will be permitted to proceed with the hepatitis C trial are forward-looking statements that relate to Sirna’s projected timeline for development of a clinical candidate for treating hepatitis C (Sirna-034), for selecting a candidate for its hair removal program and for development of its other product candidates. Sirna’s need for capital and the risks associated with development of clinical candidates are described in the prospectus supplement under the section entitled “Risk Factors” and elsewhere in the prospectus supplement, the accompanying prospectuses and Sirna’s other SEC filings, which you are urged to read before investing.
Sirna has filed a prospectus supplement with the SEC with respect to the underwritten public offering of its common stock to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectuses and the other documents that Sirna has filed with the SEC for more complete information about Sirna and this underwritten public offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Sirna, UBS Investment Bank or J.P. Morgan Securities Inc. will arrange to send you the prospectus supplement and the accompanying prospectuses if you request them by contacting Sirna Therapeutics, 185 Berry Sreet, Suite 6504, San Francisco, CA, 94107, telephone 415-512-7200; UBS Investment Bank, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department; or J.P. Morgan Securities Inc., Prospectus Department, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone 718-242-8002.